                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D





                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)



                          Patina Oil & Gas Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock (par value $0.01)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                703224 - 10 - 5
          ---------------------------------------------------------
                                 (CUSIP Number)


                            Thomas R. Denison, Esq.
                          GIBSON, DUNN & CRUTCHER LLP
                       1801 California Street, Suite 4100
                            Denver, Colorado  80202
                                 (303) 298-5700
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)
                                  July 6, 1998
          ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with the statement: [ ]

------------------------------
CUSIP No. 703224 - 10 - 5            SCHEDULE 13D
------------------------------

---------------------------------------------------------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST RESERVE FUND VII, LIMITED PARTNERSHIP        I.R.S. IDENTIFICATION NO.: 06-1457408
---------------------------------------------------------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                        (a   [ ]
                                                                                                               (b   [X]
---------------------------------------------------------------------------------------------------------------------------------
3     SEC USE ONLY

---------------------------------------------------------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
---------------------------------------------------------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

---------------------------------------------------------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
---------------------------------------------------------------------------------------------------------------------------------
                                      7    SOLE VOTING POWER

                                           2,421,498
            NUMBER OF                 -------------------------------------------------------------------------------------------
              SHARES                  8    SHARED VOTING POWER
          BENEFICIALLY
             OWNED BY                      0
               EACH                   -------------------------------------------------------------------------------------------
            REPORTING                 9    SOLE DISPOSITIVE POWER
              PERSON
               WITH                        2,421,498
                                      -------------------------------------------------------------------------------------------
                                      10   SHARED DISPOSITIVE POWER

                                           0
---------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,421,498
---------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             15.0%
---------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             PN
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------
CUSIP No. 703224 - 10 - 5            SCHEDULE 13D
------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST RESERVE CORPORATION      I.R.S. IDENTIFICATION NO.: 06-1210123
-------------------------------------------------------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a  [ ]
                                                                                                                (b  [X]
-------------------------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER

                                            2,421,498
             NUMBER OF                 ----------------------------------------------------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       0
               EACH                    ----------------------------------------------------------------------------------------
             REPORTING                 9    SOLE DISPOSITIVE POWER
              PERSON
               WITH                         2,421,498
                                      ----------------------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            0
-------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,421,498
-------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

-------------------------------------------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             15.0%
-------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------
CUSIP No. 703224 - 10 - 5            SCHEDULE 13D
------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST RESERVE GP VII, LIMITED PARTNERSHIP         I.R.S. IDENTIFICATION NO.: 06-1520256
-------------------------------------------------------------------------------------------------------------------------------

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a  [ ]
                                                                                                                (b  [X]
-------------------------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      OO
-------------------------------------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
-------------------------------------------------------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER

                                            2,421,498
             NUMBER OF                 ----------------------------------------------------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       0
               EACH                    ----------------------------------------------------------------------------------------
             REPORTING                 9    SOLE DISPOSITIVE POWER
              PERSON
               WITH                         2,421,498
                                      ----------------------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            0
-------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,421,498
-------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

-------------------------------------------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             15.0%
-------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------
CUSIP No. 703224 - 10 - 5            SCHEDULE 13D
------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      WILLIAM E. MACAULAY
-------------------------------------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a  [ ]
                                                                                                                (b  [X]
-------------------------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER

                                            0
             NUMBER OF                -----------------------------------------------------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       0
               EACH                   -----------------------------------------------------------------------------------------
             REPORTING                 9    SOLE DISPOSITIVE POWER
              PERSON                        0
               WITH                   -----------------------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            0
-------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
-------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [X]

-------------------------------------------------------------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             0%
-------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------------------------------
CUSIP No. 703224 - 10 - 5            SCHEDULE 13D
------------------------------
-------------------------------------------------------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOHN A. HILL
-------------------------------------------------------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a  [ ]
                                                                                                                (b  [X]
-------------------------------------------------------------------------------------------------------------------------------
 3    SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      NOT APPLICABLE
-------------------------------------------------------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

-------------------------------------------------------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES
-------------------------------------------------------------------------------------------------------------------------------
                                       7    SOLE VOTING POWER

                                            0
             NUMBER OF                -----------------------------------------------------------------------------------------
              SHARES                   8    SHARED VOTING POWER
           BENEFICIALLY
             OWNED BY                       0
               EACH                   -----------------------------------------------------------------------------------------
             REPORTING                 9    SOLE DISPOSITIVE POWER
              PERSON
               WITH                         0
                                      -----------------------------------------------------------------------------------------
                                      10    SHARED DISPOSITIVE POWER

                                            0
-------------------------------------------------------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             0
-------------------------------------------------------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [X]

-------------------------------------------------------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

             0%
-------------------------------------------------------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

             IN
-------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment to the statement on Schedule 13D (the "Statement") originally filed on October 24, 1997 pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, is filed by First Reserve Fund VII, Limited Partnership ("Fund VII"), First Reserve GP VII, L.P. ("GPVII"), First Reserve Corporation ("First Reserve"), William E. Macaulay and John A. Hill (together with Mr. Macaulay, Fund VII, GPVII and First Reserve, the "Reporting Parties") relating to the shares of Common Stock, $.01 par value per share (the "Common Stock") of Patina Oil & Gas Corporation, a Delaware corporation (the "issuer" or "Patina"). The Statement is hereby supplemented and amended as set forth below.

Item 2.  IDENTITY AND BACKGROUND

Item 2 is hereby amended by adding the following after the second paragraph:

         GPVII is a Delaware limited partnership. On July 6, 1998, First Reserve assigned all of its interest in Fund VII as its general partner to GPVII in consideration of the assumption by GPVII of all of First Reserve's obligations relating to Fund VII. GPVII's principal purpose is to manage the investments of Fund VII. First Reserve is the sole general partner of GPVII, a special purpose entity formed to hold First Reserve's interest in Fund VII and to be the general partner of Fund VII. GPVII's principal business and office address is 475 Steamboat Road, Greenwich, CT 06830.

         As a managing entity inserted between Fund VII and First Reserve, GPVII will now be reporting jointly with Fund VII and First Reserve, as well as Messrs. Macaulay and Hill, and this amendment is filed on behalf of all the foregoing persons and entities. The agreement among the reporting persons is attached as Exhibit E hereto.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER


Item 5 is hereby amended by adding the following immediately prior to paragraph
(b):


         GPVII, as the general partner of Fund VII, and First Reserve, as the general partner of GPVII, both have the power to direct the voting of and disposition of any shares of Common or Preferred Stock beneficially owned by Fund VII. As a result, under the definition of beneficial ownership set forth in Rule 13d-3 of the Exchange Act, GPVII and First Reserve may be deemed to beneficially own the shares directly owned by Fund VII.


         Since the date the Statement was filed, Fund VII has received dividends on the Preferred Stock it owns in additional shares of Preferred Stock as follows: 13,641 shares on December 31, 1997, 17,829 shares on March 31, 1998 and 18,208 shares on June 30, 1998. These 49,678 shares of Preferred Stock are convertible into 130,732 shares of Common Stock and have increased the shares of Common Stock deemed owned by Fund VII to 2,421,498, 15% of the 16,100,321 shares of the issuer's common stock outstanding on May 5, 1998.


Item 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following after the last paragraph thereof:

         Under the Assignment and Assumption Agreement executed by and between First Reserve and GPVII and attached hereto as Exhibit F, First Reserve assigned all of its interest in Fund VII as its general partner in consideration of the assumption by GPVII of all of First Reserve's obligations relating to Fund VII.

Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby amended by adding the following:

E. Joint Filing Agreement, dated July 6, 1998, between First Reserve Fund VII, Limited Partnership, First Reserve GP VII, L.P., First Reserve Corporation, and Messrs. Macaulay and Hill relating to the filing of a joint statement on
Schedule 13D.

F. Assignment and Assumption Agreement dated July 6, 1998 by and between First Reserve Corporation and First Reserve GP VII, L.P. whereunder First Reserve assigned all of its interest in Fund VII as its general partner in consideration of the assumption by GPVII of all of First Reserve's obligations relating to Fund VII.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    FIRST RESERVE CORPORATION



                                         By:      /s/ Thomas R. Denison
                                             -----------------------------------
                                                      Thomas R. Denison
                                                      Managing Director

                                    FIRST RESERVE G.P. VII, L.P.

                                         By First Reserve Corporation,
                                         as General Partner



                                         By:        /s/ Thomas R. Denison
                                             -----------------------------------
                                                        Thomas R. Denison
                                                        Managing Director



                                    FIRST RESERVE FUND VII, LIMITED PARTNERSHIP

                                         By First Reserve GP VII, L.P.,
                                         as General Partner

                                         By First Reserve Corporation,
                                         as General Partner



                                         By:        /s/ Thomas R. Denison
                                             -----------------------------------
                                                        Thomas R. Denison
                                                        Managing Director




                                                    /s/ William E. Macaulay
                                             -----------------------------------
                                                        William E. Macaulay



                                                     /s/ John A. Hill
                                             -----------------------------------
                                                         John A. Hill


     Schedule I is hereby amended by adding the following at the end thereof:



                                                        Thomas R. Denison
                                             Managing Director, General Counsel,
                                                 Chief Administrative Officer
                                                   and Assistant Secretary



Dated July 15, 1998

                                INDEX TO EXHIBITS

The Index to Exhibits is hereby amended by adding the following:

E. Joint Filing Agreement, dated July 6, 1998, between First Reserve Fund VII, Limited Partnership, First Reserve GP VII, L.P. and First Reserve Corporation relating to the filing of a joint statement on Schedule 13D.

F. Assignment and Assumption Agreement dated July 6, 1998 by and between First Reserve Corporation and First Reserve GP VII, L.P.